Littelfuse, Inc.
8755 West Higgins Road, Suite 500
Suite 500
Chicago, IL 60631

April 20, 2012

VIA EDGAR

Mr. Martin James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:           Littelfuse, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Form 8-K filed February 7, 2012
File No. 000-20388

Dear Mr. James:

The following is respectfully submitted in response to your letter dated April 12, 2012 regarding the Littelfuse, Inc. Form 10-K for the fiscal year ended December 31, 2011 (filed February 24, 2012) and Form 8-K dated February 7, 2012 (filed February 7, 2012).

As requested in your letter, we have set forth below the Company’s response to your comments, with each such response referenced to the individual comment to which the response is directed.  We confirm that we will comply with these comments in all future filings.

In connection with our response, we acknowledge that:

a)	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
b)	staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
c)	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements

Note 15. Business Unit Segment Information, page 68

1.
We note that you have not disclosed the amount of depreciation and amortization expense for each segment. While you disclose that your CODM does not evaluate operating segments using discrete balance sheet information, we note that one of the measures used to evaluate segment results is operating income, of which depreciation and amortization expense appears to be a component. If you concluded that the disclosure was not required by ASC 280-10-55-12, please tell us why and explain how you considered ASC 280 280-10-55-12 through 55-15 in reaching your conclusion.

Response
As disclosed in our filings, our CODM does not evaluate operating segments using discrete balance sheet information; however, we agree that depreciation and amortization expense is included in the measures used to evaluate segment results.  Accordingly, as required by ASC 280-10-55, we agree to provide in future filings disclosure of depreciation and amortization expense in the aggregate for each reportable segment.

2.
We note that you report geographical information by region for the Americas, Europe, and Asia Pacific. Please explain how you considered ASC 280-10-50-41 which requires disclosure for your country of domicile and also, if material, separate disclosure for each individual foreign country.

Response
As disclosed in our filings, we report geographical information by region for the Americas, Europe, and Asia Pacific. In response to the staff’s inquiry, we agree that disclosure of revenues from external customers and long-lived assets is required for our country of domicile and attributable to all foreign countries in total.  Additionally, we agree that, if material, separate disclosure is required for each individual foreign country under ASC 280-10-50-41.

Accordingly, we agree to provide in future filings disclosure of revenues from external customers and long-lived assets relating to our country of domicile and attributable to all foreign countries in total.  Additionally, we will provide disclosure of revenues from external customers and long-lived assets for each individual foreign country, if material.

Form 8-K dated February 7, 2012

3.
We note that you present your non-GAAP measures in an adjusted income statement format.  This format may be confusing to investors and place undue prominence upon the non-GAAP measures as it reflects several measures, including (and not necessarily limited to) non-GAAP cost of sales, non GAAP gross profit and percentage of sales, non-GAAP total operating expenses and percentage of sales, non GAAP operating income and percentage of sales, non GAAP income before income taxes, non GAAP income tax expense and effective rate, non GAAP net income as reported, non GAAP income allocated to participating securities, non GAAP net income available to common shareholders and non GAAP net income per diluted share which have not been described to investors. In fact it appears that management does not use these non-GAAP measures but they are shown here as the result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by Item 10(e)(1)(i) of regulation S-K, including a reconciliation to the most directly comparable GAAP measure for each non GAAP measure presented and explain why you believe the measures provide useful information to investors.

●
To eliminate investor confusion, please remove the non- GAAP adjusted statement of operations from all future filings and instead disclose only those non-GAAP measures specifically used by management that you wish to highlight for investors, with the appropriate reconciliations.

●
Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Response
In response to the Staff’s inquiry, we agree that in accordance with Question 102.10 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (C&DIs) updated January 15, 2010, presenting a full non-GAAP income statement may attach undue prominence to the non-GAAP information.  Previously, we had presented as “Supplemental Information” a detailed reconciliation in order to help investors understand the context of the noted adjustments in relation to our GAAP financial information and consolidated financial statements as a whole.  Nevertheless, we understand the Staff’s concern and, in future filings, we will remove the non-GAAP adjusted statement of operations and disclose only those non-GAAP measures specifically used by management.  In addition, we will include an explanation of why management believes each non-GAAP measure presented provides useful information to investors and we will provide a reconciliation to the directly comparable GAAP measure.

Please contact me if you have any questions regarding these matters.

Sincerely,

/s/ Philip G. Franklin

Philip G. Franklin
Vice President, Operations Support & Chief Financial Officer
773-628-0810

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